From:	Pangas, Harry S. [Harry.Pangas@sutherland.com]
Sent:	Wednesday, March 20, 2013 10:23 PM
To:	‘Minore, Dominic’
Cc:	rupertk@sec.gov; Hildebrandt, Stephani
Subject:	Saratoga Investment Corp. - Draft Responding to Form N-2 Legal Comments
Attachments:	4519493_46501T18_T10.pdf; Saratoga - SEC Response Letter to Comments v.3.DOCX

Hi Dominic,

Attached please find a draft letter responding to the comments you issued on Saratoga Investment Corp.’s Form N-2 registration statement as well as a copy of the Form N-2 that has been marked to highlight the changes made thereto in response to your comments.

Also, we received accounting comments from Kevin and are working to put a letter together as quickly as possible to respond to his comments given that Saratoga Investment Corp. would like to launch its debt offering as soon as possible.

Regards,

Harry

Harry Pangas | Partner | 202.383.0805

March [•], 2013

VIA E-MAIL

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 File No. 333-186323

Dear Mr. Minore:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in a letter dated March 1, 2013 regarding the Company’s registration statement on Form N-2 as filed on January 30, 2013 (the “Registration Statement”).  The Staff’s comments are set forth below and are followed by the Company’s response.  Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included Amendment No. 1 to the Registration Statement filed concurrently herewith.

PROSPECTUS COVER PAGE

1.              Comment:  It appears from the “Ranking of Notes” discussion highlighted on page 11 that the Notes should not be referred to as “Senior” Notes.  Please make conforming deletions throughout the prospectus.

Response:

The Company respectfully advises the Staff that the Notes are senior to any subordinated notes that may be issued by the Company in the future and, as a result, are universally referred to as “Senior” Notes by investors in the marketplace.

2.              Comment:  Please disclose a plain English definition of “pari passu.”

Response:

The Company has revised the disclosure as requested.  See the cover page and pages 11 and 131 of the prospectus.

3.              Comment:  Clarify the extent to which the Notes will be effectively subordinated to all outstanding and future debt issued by the Company and its subsidiaries.

Response:

The Company refers the Staff to the disclosure on pages 11 and 131 through 132 for disclosure relating to the ranking of the Notes which indicates that the Notes are subordinated to all of the Company’s and its subsidiaries existing and future indebtedness.

4.              Comment:  Disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as “junk securities” and that indebtedness below investment grade quality has predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.  Also disclose, if true, that a material amount of the Company’s debt investments contain interest reset provisions that may make it more difficult for the borrows to make debt repayments to the Company.  Further disclose, if true, that a material amount of the Company’s debt investments will not fully amortize during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

Response:

The Company has revised the disclosure accordingly.  See the cover page of the prospectus and pages 1, 3 and 80 of the prospectus.

5.              Comment:  The cover page of the prospectus does not appear to include a footnote to the public offering price regarding allocated interest (e.g., Plus accrued interest, if any, from XXX XX, 201X).  Please revise the disclosure as needed, or explain why pro forma language is not needed.

Response:

Please be advised that the language requested by the Staff has not been included in the prospectus because it is not applicable to the proposed offering of the Notes.  In this regard, please note that the public offering price paid by purchasers of the Notes in the offering will not change based on any accrued interest on the Notes in the event that the closing of the offering of the Notes does not occur on the specified closing date.

6.              Comment:  Expand footnote (1) to also identify the approximate dollar amount in offering expenses on a per Note basis.

Response:

The Company has expanded footnote (1) as requested.

7.              Comment:  Ladenburg Thalmann & Co. Inc. should be referred to as the “Underwriter” instead of the “Sole Book Running Manager.”

Response:

The Company respectfully advises the Staff that it expects additional underwriters to be involved in the proposed offering of the Notes.  Upon the confirmation of those additional underwriters, the Company will update the prospectus accordingly and will indicate the role of each underwriter involved therewith, including Ladenburg Thalmann & Co. Inc.’s role as sole bookrunning manager.

8.              Comment:  Reverse the order of the last two sentences of the paragraph appearing above the Table of Contents.

Response:

The Company has revised the paragraph appearing above the Table of Contents as requested.

PROSPECTUS SUMMARY OVERVIEW:  (PAGE 1)

9.              Comment:  Clarify whether the $102.9 million net asset figure includes the Company’s Saratoga CLO investment fair value at $24.6 million.

Response:

The Company has revised the disclosure as requested.  See pages 1 and 76 of the prospectus.

10.       Comment:  It appears, from the disclosure on page 54, that the Company’s investment in the subordinated notes of Saratoga CLO fair value at $24.6 million, represents a first loss position that, at November 30, 2012, supports a portfolio composed of $393.4 million in aggregate principal amount of loans.  Disclose which class of subordinated notes issued by Saratoga CLO that the Company owns, and highlight the risk profile of that class.

Response:

The Company has revised the disclosure as requested.  See pages 1 and 76 of the prospectus.

11.       Comment:  Expand the third paragraph to define “term loan” and “middle market companies.”

Response:

The Company has revised the disclosure accordingly.  See pages 1 and 76 of the prospectus.

12.       Comment:  Clarify that, while “leveraged loans also have the benefit of the security interests on the assets of the portfolio company” in which the Company invests, the Company would likely lose money on such investment in the event of a default on the loan.

Response:

The Company has revised the disclosure accordingly.  See pages 3, 33 and 80 of the prospectus.

SARATOGA INVESTMENT ADVISORS:  (PAGE 2)

13.       Comment:  Revise the first sentence to instead identify the number of years of experience in leverage finance that each of the five principals identified possesses.

Response:

The Company has revised the disclosure as requested.  See pages 2 and 77 of the prospectus.

14.       Comment:  Identify the year in which the company’s investment adviser was established, and also the year in which it began advising BDCs.

Response:

The Company has revised the disclosure as requested.  See pages 2 and 77 of the prospectus.

INVESTMENTS:  (PAGE 2)

15.       Comment:  Identify the percentage of the Company’s portfolio loans which have a first lien security interest for the entire amount of the loan.

Response:

The Company has revised the disclosure accordingly.  See pages 1 and 76 of the prospectus.

16.       Comment:  Clarify that “non-investment grade” and “below investment grade” are also referred to as “junk.”

Response:

The Company has revised the disclosure as requested.  See the cover page of the prospectus and pages 3 and 80 of the prospectus.

VALUATION PROCESS:  (PAGE 4)

17.       Comment:  In your response letter, please inform the staff whether the Company’s Board of Directors will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response:

The Company respectfully advises the Staff that the audit committee of the Board of Directors oversees the appointment of third-party pricing service firms and periodically evaluates the performance and methodologies of any such third-party pricing service firm.

CORPORATE HISTORY AND INFORMATION:  (PAGE 8)

18.       Comment:  A summary of the discussion appearing under the heading “Legal Proceedings,” on page 85, should be included as part of the “Corporate History and Information” section.

Response:

The Company has revised the disclosure as requested.  See page 9 of the prospectus.

19.       Comment:  Disclose, if true, that the 986,842 shares issued as part of the recapitalization transaction were subsequently registered for resale for the benefit of the investors in the private sale approximately six months after making their investment.

Response:

The Company respectfully advises the Staff that it registered the 986,842 shares issued as part of the recapitalization transaction for resale in January 2011 and has revised the disclosure in the prospectus as requested.  See pages 9 and 47 of the prospectus.

RANKING OF NOTES:  (PAGE 11)

20.       Comment:  Expand the fourth bullet to highlight, in plain English, the significance and impact of structural subordination on the Notes.

Response:

The Company has revised the disclosure accordingly.  See page 11 of the prospectus.

21.       Comment:  Also highlight, in this section, the statement appearing on page 123 that “the indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.”

Response:

The Company has revised the disclosure in the prospectus as requested.  See page 11 of the prospectus.

DEFEASANCE:  (PAGE 12)

22.       Comment:  Please provide plain English definitions of “defeasance” and “covenant defeasance” and highlight the potential consequences of each to holders of the Notes.

Response:

The Company has revised the disclosure under “Description of the Notes—Defeasance” on page 128 the prospectus as requested.

FURTHER ISSUANCES:  (PAGE 14)

23.       Comment:  Clarify whether future issuances of additional debt securities could rank higher in priority of payment and have a lien or other security interest greater than that accorded holders of the Notes.

Response:

The Company has revised the disclosure as requested.  See page 14 of the prospectus.

USE OF PROCEEDS:  (PAGE 14)

24.       Comment:  Disclose the approximate dollar amount of net proceeds that will be used to repay the outstanding indebtedness under the Credit Facility.  Will the Credit Facility then be fully paid off and terminated?  Or will it remain in place for future re-borrowings by the Company and, if so, disclose the unused credit line that would be available, the interest rate and any commitment fee payable by the Company, as well as the relative ranking of the Notes vis-à-vis the Credit Facility.  Also summarize any other information required by Item 7.1, and related Instructions, of Form N-2.

Response:

The Company has revised the disclosure in the prospectus as requested, including the fact that amounts repaid under the Credit Facility may be re-borrowed by the Company in accordance with the terms of the Credit Facility.  See pages 14 and 38 of the prospectus.

25.       Comment:  Summarize the information called for by Item 7.2 of Form N-2.

Response:

The Company has complied with this comment.  See pages 14 and 38 of the prospectus.

SELECTED FINANCIAL AND OTHER DATA:  (PAGE 15)

26.       Comment:  In each table presented in the prospectus, whenever a dash is used specify whether it signifies “0” or “Not Applicable.”

Response:

The Company advises the Staff that it has, to the extent applicable, used “Not Applicable” or “N/A” in each table included in the prospectus.  However, please be advised that the standard convention for accounting purposes in financial tables is to insert a dash for line amounts that are less than 1.

27.       Comment:  It appears that footnote (1) should also cross-reference note 5 of the consolidated financial statements for the period ended November 30, 2012.  In this regard, it is unclear why the incentive management fees appearing on page F-3 are negative $412,654 for the three months ended November 30, 2012.  Please disclose those factors that give rise to negative incentive management fees.

Response:

The Company has revised footnote (1) to also cross-reference Note 5 of the Company’s unaudited consolidated financial statements included in the prospectus.

With respect to the negative incentive management fee for the quarter ended November 30, 2012, please advised that, in accordance with a comment previously issued by the Staff, the Company records an expense accrual relating to the capital gains incentive fee payable by the Company to its investment adviser when the unrealized appreciation on its investments exceed all realized capital losses on its investments given the fact that a capital gains incentive fee would be owed to the investment adviser if the Company were to liquidate its investment portfolio at such time.  In accordance therewith, the Company had previously accrued an expense relating to the capital gains incentive fee based upon the unrealized appreciation in the value of its investment portfolio.  However, for the three months ended November 30, 2012, the Company recorded a decrease in the unrealized appreciation in the value of its investment portfolio and, as a result, reversed such previously accrued capital gains incentive fee expense, which resulted in a negative incentive management fee for the three months ended November 30, 2012.

28.       Comment:  It appears from the presentation of the “Per Share” data that a material amount of the Company’s distributions may have consisted of returns of capital.  In your response letter, please indicate whether any distributions consisted of returns of capital and, to the extent that they did, also provide all applicable additional disclosure.

Response:

As a regulated investment company (“RIC”), the Company must, among other things, distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.  In addition, the Company will be subject to federal excise taxes to the extent it does not distribute during the calendar year at least (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its capital gains in excess of capital losses for the one year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which it paid no federal income tax.  Thus, as disclosed in the prospectus, the Company intends to annually distribute between 90% and 100% of its “investment company taxable income” to its stockholders in connection with its election to be treated as a RIC.

In addition and as disclosed in the prospectus, “because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes.”  In this regard, the tax characteristics of the Company’s distributions for the fiscal year ended February 29, 2012 were entirely composed of ordinary income.  See page F-81 in the prospectus.  As a result, none of the distributions made by the Company for the fiscal year ended February 29, 2012 constituted a tax return of capital.

RISK FACTORS:  (PAGE 18)

29.       Comment:  Expand the fourth sentence of the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company’s.  See Item 8.3.a. of Form N-2.  In this regard, add any additional risk factors as appropriate.

Response:

The Company has revised the fourth sentence of the first paragraph as requested and advises the Staff that it believes the prospectus includes the risk factors required by Item 8.3 of Form N-2.

30.       Comment:  The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company’s use and the risks of derivatives.  In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company’s use of derivatives in a manner customized to proposed Company operations.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its derivative disclosure is accurate and specifically describes the Company’s use of derivatives, if any, and their risks.  In particular, the Company is not currently party to any derivative contracts and has not been such a party since it terminated its interest rate swap agreement in August 2011.  Please see the risk factor “We may expose ourselves to risks if we engage in hedging transactions” for additional detail on this type of hedging arrangement.  The Company confirms that it has included disclosure on the Company’s use of derivatives.  See Note 8 to the audited and unaudited consolidated financial statements included in the prospectus.

31.       Comment:  The Notes are not secured against any Company assets or the assets of any of its subsidiaries, likely increasing the chances that the Notes will trade at a discount sometime in the future.  Is an incentive fee payable if the Company repurchases the Notes when they are trading at a discount?  If so, please expand the risk disclosure as needed.

Response:

The Company advises the Staff that it intends to only repurchase the Notes if doing so would be beneficial to the Company and its shareholders.  If the Company repurchases Notes at a discount and if any gain reported therefrom is included in its net investment income in accordance with GAAP, then the Company will pay an income incentive fee thereon to its investment adviser in accordance with its investment advisory and management agreement.  In response to the Staff’s comment, the Company has included disclosure in the prospectus regarding such fact.  See page 20 of the prospectus.

32.       Comment:  In this regard, also disclose whether the proceeds from an offering or other future borrowings may be used to make repurchases and cancellations of the Company’s outstanding debt at a discount that might generate a gain thereby increasing the incentive fee payable to the Company’s Investment Adviser.

Response:

The Company has revised the disclosure accordingly.  See page 38 of the prospectus.

UNDER THE TERMS OF THE INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT. . .:  (PAGE 19)

33.       Comment:  Disclose where an investor may readily find information pertaining to both the original cost basis and the May 31, 2010 fair value cost basis for each of the Company’s investments.

Response:

The Company has revised the disclosure as requested.  See page 19 of the prospectus.

RATIO OF EARNINGS TO FIXED CHARGES:  (PAGE 40)

34.       Comment:  Note that any prospectus that triggers the need to include a Fee Table and Example should be updated to reflect the increase in interest expense and costs related to the offering and issuance of the Notes.  Any such fee table and Example should also be updated in accordance with current staff positions regarding an increase in expense.

Response:

The Company acknowledges the Staff’s comment.

NOTE ABOUT FORWARD-LOOKING STATEMENTS:  (PAGE 41)

35.       Comment:  Disclose that the forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.  In addition, disclose that the forward-looking statements contained in any reports that the Company may file under the Exchange Act will be excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

Response:

The Company has revised the disclosure in the prospectus as requested.  See pages 41 of the prospectus.

PORTFOLIO AND INVESTMENT ACTIVITY:  (PAGE 53)

36.       Comment:  Provide information pertaining to the Company’s portfolio investments that were delinquent or in default during the last three fiscal years and for the nine months ended November 30, 2012.

Response:

The Company has revised the disclosure to provide information pertaining to portfolio investments that were on non-accrual status at November 30, 2012, February 29, 2012 and February 28, 2011.  See page 55 of the prospectus.

37.       Comment:  With respect to the Company’s investment in the subordinated notes of Saratoga CLO, please disclose information on a “look-through” basis similar to that which is provided for the Company’s other investments and that appears under “Portfolio CMR distribution,”  “Portfolio composition by industry grouping at fair value,” and “Portfolio composition by geographic location at fair value.”

Response:

The Company respectfully advises the Staff that specific disclosure regarding the Company’s investment in the subordinated notes of Saratoga CLO is provided in Note 4. — “Investment in GSC Investment Corp. CLO 2007, Ltd.” to the Company’s consolidated financial statements and that adding the requested disclosure may be confusing to investors.  However, the Company has added a cross-reference to the more detailed financial information in the above-referenced note to its financial statements.

38.       Comment:  Expand the disclosure contained in the first paragraph appearing after the “Portfolio composition” table to specify the dollar amount of the Saratoga CLO portfolio investments that were in default at November 30, 2012, and for each of the last three fiscal years.

Response:

The Company has revised the disclosure in the prospectus accordingly.  See page 54 of the prospectus.

PORTFOLIO CMR DISTRIBUTION:  (PAGE 55)

39.       Comment:  Expand the presentation to specify the dollar amount of the investment included in the table that resulted in actual direct or indirect losses to the Company.

Response:

The Company respectfully advises the Staff that the requested information is included under the caption entitled “Net Realized Gains/Losses from Investments” on pages 61 and 62 of the prospectus.

ADMINISTRATION AGREEMENT:  (PAGE 95)

40.       Comment:  The disclosure indicates that the Company reimburses the administrator for the allocable portion of overhead and other expenses incurred by the administrator in performing its obligations under the administration agreement, including rent and the allocable portion of the costs of the Company’s officers and their respective staffs, including travel expenses.  In your response letter, please confirm to the staff that the Board exercises appropriate oversight with respect to the equity of the allocation methodology referenced in the administration agreement.  Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Response:

The Company confirms that the Company’s Board of Directors exercises appropriate oversight with respect to the equity of the allocation of overhead and other expenses referenced in the administration agreement. The Company confirms that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTION WITH RELATED PERSONS:  (PAGE 107)

41.       Comment:  Disclose the applicable definition of “related persons.”

Response:

The Company has revised the disclosure in the prospectus as requested.  See page 107 of the prospectus.

DESCRIPTION OF THE NOTES:  (PAGE 123)

42.       Comment:  At the end of the second paragraph, state that this summary nonetheless describes the material terms of the Notes and the indenture.  In this regard, expand the summary presentation, as necessary, to ensure that the material terms of the Notes and the indenture are in fact described thereunder.

Response:

The Company has revised the disclosure in prospectus as requested.  See pages 123 of the prospectus.

43.       Comment:  It appears that the description of capital stock, long term debt outstanding and other securities, as required by Item 10 of Form N-2, has been omitted from the prospectus.  Please expand the disclosure to provide all such applicable information.

Response:

Although the Company does not believe that the description of capital stock is material to investors in the Notes, the Company has revised the disclosure as requested.  See the section entitled “Description of Our Common Stock” in the prospectus.

44.       Comment:  In this regard, disclose that the Company’s bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of the Company’s common stock.

Response:

Although the Company does not believe that the description of capital stock is material to investors in the Notes, the Company has revised the disclosure as requested.  See the section entitled “Description of Our Common Stock — Control Share Acquisitions” in the prospectus.

UNDERWRITING:  (PAGE 134)

45.       Comment:  Please confirm to the staff whether FINRA has approved the underwriting terms of the Company’s offering.

Response:

The Company will inform the Staff once FINRA has completed its review and issued its “no objection” letter to the underwriters.

46.       Comment:  Under a section captioned “Additional Underwriter Compensation” provide a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services.  Please disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and file all such agreements as exhibits in a pre-effective amendment to the registration statement.

Response:

The Company has revised the disclosure accordingly.  See page 144 to the prospectus.  The Company further undertakes to file as an exhibit in a pre-effective amendment to the Registration Statement any material agreements relating to services provided to the Company by the underwriters that differ from typical underwriting services.

SIGNATURES

47.       Comment:  Please update the signature page to reflect Mr. Grisius’ recent appointment as the Company’s president.

Response:

The Company has revised the signature page as requested.

CLOSING

48.       Comment:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Company acknowledges the Staff’s comment.

49.       Comment:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response:

The Company acknowledges the Staff’s comment.

50.       Comment:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the preparation and distribution of a preliminary prospectus.

Response:

The Company respectfully advises the Staff that the Company has not and does not intend to submit an exemptive application or no-action request in connection with the preparation and distribution of the prospectus.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:           Stephani M. Hildebrandt